SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on February 9, 2018.

By letter dated February 9, 2018,  the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

In million of ARS	12/31/2017	12/31/2016

Result of the preiod (six-month period)	9,929	6,724
Attributable to:
Company's shareholders	4,613	2,197
Non-controlling interests	5,316	4,527

Other integral results	1,210	1,645
Attributable to:
Company's shareholders	360	500
Non-controlling interests	850	1,145

Total integral results of the period	11,139	8,369
Attributable to:
Company's shareholders	4,973	2,697
Non-controlling interests	6,166	5,672

Shareholders' equity:

Capital stock	499	499
Treasury shares	3	3
Change in capital stock	64	64
Change in treasury shares	1	1
Additional paid-in capital	659	659
Premium for trading treasury shares	20	20
Legal reserve	113	83
Special reserve RG 609/12	1,516	1,516
Cost of treasury shares	(24)	(25)
Changes in non-controlling interest	(1,347)	(13)
Conversion reserve	2,519	1,547
Reserve for stocks-based payments	106	97
Reserve for new project	1,371	-
Reserve for defined benefit plans	(76)	(13)
Derivative instruments	66	21
Reserve for purchase of securities issued by the company	25	25
Other subsidiary reserves	(1)	-
Retained earnings	13,881	11,750
Shareholders' equity attributable to controlling company's shareholders	19,395	16,234
Non-controlling interest	40,923	30,151
TOTAL SHAREHOLERS' EQUITY	60,318	46,385

In million of ARS	12/31/2016
Adjustments of previous periods results
Corresponds to the change in the valuation method of "Ivestment Properties" from historic cost to fair value according to the IFRS 40.	3,139
Attributable to:
Company's shareholders	1,350
Non-controlling interest	1,789

In compliance with the Article 62 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 501,642,804 (including treasury shares), divided into 501,642,804 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholder is Inversiones Financieras del Sur S.A with 154,462,983 shares, accounting for 30.94% of the share capital (substracted the treasury shares). It is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo Uruguay. IFIS Limited is the ultimate controlling entity, domiciled at Clarendon House, 2, Church Street, Hamilton, Bermuda, HM CX, Bermuda.

In addition, we report that as of December 31, 2017, after deducting Inversiones Financieras del Sur S.A.’s interest and the treasury shares, the remaining shareholders held 344,825,070 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 68.74% of the issued and subscribed capital stock.

Below are the highlights for the six-month period ended December 31, 2017:

●
Net result for 6M18 registered a gain of ARS 9,929 million compared to a gain of ARS 6,724 million in 6M17 (Attributable to Cresud ARS 4,613 million in 6M18 vs. ARS 2,197 million in 6M17) mainly explained by higher results from changes in the fair value of investment properties coming from the Argentinean business center of our subsidiary IRSA due to the positive tax reform impact in Argentina and exchange rate, compensated by a non-cash loss in Israel business center due to a debt exchange at Discount Corporation Ltd.

●
We have concluded the sowing in the region expecting to have a 2008 campaign similar than the previous year.

●
During IQ18, we have sold “La Esmeralda” farm in Argentina for USD 19 million. Gain will be recognized in our Financial Statements of IVQ18 together with the sign of the deed. We expect to concrete new farmland sales in the second semester of FY2018.

●
Our urban properties and investments business observed good operating. EBITDA of the rental segments in Argentina increased by 18.6% in the compared year.

●
During November, we have distributed a cash dividend to the shareholders for the sum of ARS 395 million (ARS/share 0.7874 and ARS/ADR 7.8741).

●
As a subsequent event, we have issued notes in the local market for USD 113 million at a fixed interest rate of 6.5% due 2023 to cancel short term debt.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
  February 9, 2018